EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
The following entities, unless otherwise indicated, are wholly-owned direct or indirect subsidiaries of the Registrant as of December 31, 2009:

State or Country
	Name	of Organization

1.	Baker Global Project Services, Inc.	Delaware
2.	Baker Holding Corporation	Delaware
3.	Baker/OTS, Inc.	Delaware
4.	Michael Baker International, Inc.	Delaware
5.	Michael Baker Architects/Engineers, P.C.	New Jersey
6.	Michael Baker Engineering, Inc.	New York
7.	Baker Vessels, Inc.	Pennsylvania
8.	Michael Baker Jr., Inc.	Pennsylvania
9.	Vermont General Insurance Company	Vermont
10.	Baker Engineering International, Ltd.	Cayman Islands
11.	Overseas Technical Services (Middle East) Ltd.	Cayman Islands
12.	Michael Baker de Mexico S.A. de C.V.	Mexico